Issuer Free Writing Prospectus

(Relating to Preliminary Prospectus

Supplement Dated October 17, 2022)

Filed Pursuant to Rule 433(d)

Registration No. 333-234207

NEVADA POWER COMPANY

FINAL PRICING TERM SHEET

October 17, 2022

Issuer:	Nevada Power Company
Legal Format:	SEC-Registered
Issue:	5.90% General and Refunding Mortgage Notes, Series GG, due 2053 (the “Notes”)
Offering Size:	$400,000,000 in aggregate principal amount
Net Proceeds (before expenses) to Issuer:	$394,488,000.00
Coupon and Coupon Payment Dates:	5.90% per annum, payable semi-annually in arrears on each May 1 and November 1, commencing May 1, 2023
Trade Date:	October 17, 2022
Settlement Date:	October 19, 2022 (T+2)
Maturity Date:	May 1, 2053
Benchmark Treasury:	2.875% due May 15, 2052
Benchmark Treasury Yield:	4.041%
Spread to Benchmark Treasury:	+190 basis points
Re-offer Yield:	5.941%
Price to Public:	99.422% of the principal amount
Expected Ratings[1]:	A2 by Moody’s Investors Service, Inc. A+ by S&P Global Ratings
Optional Redemption:	Make-whole call at any time prior to November 1, 2052 at 30 basis points over the Benchmark Treasury Yield. Callable at par on or after November 1, 2052.

1 These expected securities ratings have been provided by Moody’s Investors Service, Inc. and S&P Global Ratings. None of these ratings are a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time. Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be evaluated independently of any other rating. No report of any rating agency is incorporated by reference herein.

Joint Book-Running Managers:	BofA Securities, Inc.
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
Truist Securities, Inc.
Wells Fargo Securities, LLC

Co-Managers:	BMO Capital Markets Corp.
BNY Mellon Capital Markets, LLC
CIBC World Markets Corp.
nab Securities, LLC
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.

CUSIP:	641423CF3

ISIN:	US641423CF35

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.